HeadHunter Group PLC

Dositheou 42,

Strovolos, 2028, Nicosia

Cyprus

July 7, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Cara Wirth

Re:                             HeadHunter Group PLC

Registration Statement on Form F-3 (File No. 333-239560)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-239560) (the “Registration Statement”) of HeadHunter Group PLC (the “Company”).  We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 9, 2020, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling David Stewart at +7.495.644.1927.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours,

HeadHunter Group PLC

By:	/s/ Mikhail Zhukov
	Name:	Mikhail Zhukov
	Title:	Chief Executive Officer

cc:	(via email)
Gregory Moiseev, HeadHunter Group PLC
David Stewart, Esq., Latham & Watkins LLP
Darina Lozovsky, White & Case LLP